UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)


                           HASTINGS MANUFACTURING CO.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of class of securities)


                                    418398103
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                                 (CUSIP Number)


                             CARL WILLIAM DINGER III
                                   PO BOX 150
                             GREEN VILLAGE, NJ 07935
                                 (973-408-9377)
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           (Name, address and telephone number of person authorized to receive notices and communications)


                                November 23, 2004
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.


1. NAMES OF THE REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

            Carl W. Dinger III*               ###-##-####
            Ashley E. Dinger Trust             22-6710058
            Caleigh N. Dinger Trust            22-6710059
            Shelby C. Dinger Trust             22-6739944
            The Charlotte Dinger Trust         22-6746064

     (*individually and as trustee for three separate irrevocable trusts for the benefit of Carl W. Dinger III's children)


2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

     (a)    /   X /

     (b)    /    /


3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF, OO of each reporting person of the group

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  /    /


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Carl W. Dinger III - USA


NUMBER OF SHARES  BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER


            43,200

8.   SHARED VOTING POWER

            0

9    SOLE DISPOSITIVE POWER

            43,200

10.  SHARED DISPOSITIVE POWER

            0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        Carl W. Dinger III -                 21,400 shares
        Ashley E. Dinger Trust -              5,000
        Caleigh N. Dinger Trust -             4,600
        Shelby C. Dinger Trust-               2,200
        Charlotte Dinger Trust-              10,000

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


        /    /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.67%


14.  TYPE OF REPORTING PERSON

        IN

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D


The following constitutes the Schedule 13D filed by the undersigned


ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $2 par value per share ("the shares"), of Hastings Manufacturing Company, (the "Issuer"). The principal offices of the Issuer are at 325 North Hanover Street, Hastings, Michigan 49058


ITEM 2. IDENTITY AND BACKGROUND

a.) This statement is being filed jointly by Carl W. Dinger III, individually and as trustee for four individual trusts, (the "Filers"). The beneficiaries of the irrevocable trusts are Carl W. Dinger III and the children of Carl W. Dinger III; Ashley E. Dinger, Caleigh N. Dinger and Shelby C. Dinger. Jeff E. Dinger is a co-trustee of the four trusts.

b.)  The principal address of each person or entity in the group is as follows:

                  Carl W. Dinger III  (individually and as trustee)
                  PO Box 150
                  Green Village, NJ 07935

c.) Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                  Carl W. Dinger III - Consultant/Officer of Carousel World LP

d.) No reporting person in the group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.) None of the reporting persons in this group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.) Mr. Carl W. Dinger III and Jeffrey E. Dinger are citizens of the United States.


ITEM 3. SOURCE OF FUNDS

The source of funds of each of the filer are personal funds in two accounts, borrowings from investment brokerage accounts supported by several equity holdings. The three irrevocable trusts have no such borrowings.

ITEM 4. PURPOSE OF THE TRANSACTION

     The reporting group has purchased the shares for investment purposes and may buy or sell shares at anytime. The filers believe the Issuer's shares are undervalued and that the management is executing a turnaround of the Issuer's business in a tough business environment.


ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

a.) As reported in the Issuer's 10Q for the year ending September 30, 2003 the issuer had 762,446 common shares outstanding. The filing group owns 43,200 common shares representing 5.67% of the Issuer's shares outstanding. Each member of the group owns shares as follows:


                  Carl W. Dinger III                    21,400
                  Ashley E. Dinger Trust*                5,000
                  Caleigh N. Dinger Trust*               4,600
                  Shelby C. Dinger Trust*                2,200
                  Charlotte Dinger Trust*               10,000

*Children of Carl W. Dinger III with Carl W. Dinger III and Jeff Dinger act as trustees.

b.) Carl W. Dinger III retains voting control over his holdings. Carl W. Dinger III and Jeff Dinger vote the shares for the trusts as trustees.

c.) Transactions over the past sixty days are as follows, (all purchases):

    For the Ashley Dinger Trust:

                  Date:             Shares:          Average Price:

                  11/16/2004        2,800            $1.65

     For the Caleigh Nicole Dinger Trust:

                  Date:             Shares:          Average Price:

                  11/15/04          1,500            $1.65
                  11/16/04          1,000            $1.65
                  11/23/04          1,000            $1.65
                  11/30/04            100            $1.65




d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of common stock.

e.)  Not applicable



ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


December 8, 2004
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Date



(Carl W. Dinger III)
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Carl W. Dinger III, Individually and as Trustee



(Jeffrey E. Dinger)
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Jeffrey E. Dinger, as Trustee